UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 2)*
Sevcon, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
81783K108
(CUSIP Number)
RYAN MORRIS, CFA
MESON CAPITAL PARTNERS LLC
One Sansome Street, Suite 1895
San Francisco, CA 94104
(415) 758-0365

CHRISTOPHER P. DAVIS, ESQ.
KLEINBERG, KAPLAN, WOLFF & COHEN, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ¨.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Meson Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

198,868

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

198,868

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,868

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Meson Constructive Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

921,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

921,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

921,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%

14.	TYPE OF REPORTING PERSON

IA, OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Meson Capital Partners LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,119,868

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,119,868

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,119,868

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.6%

14.	TYPE OF REPORTING PERSON

IA, OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ryan Morris

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

36,944

8.	SHARED VOTING POWER

1,119,868

9.	SOLE DISPOSITIVE POWER

36,944

10.	SHARED DISPOSITIVE POWER

1,119,868

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,156,812

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.2%

14.	TYPE OF REPORTING PERSON

IN, HC

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bryan Boches

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,296

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,296

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,296

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2").  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.
Item 4. Purpose of Transaction.
Item 4  is hereby amended to add the following:
On December 27, 2016, the Issuer disclosed that the Board of Directors of the Issuer (the "Board") had voted, among other things, to propose to the stockholders at the 2017 Annual Meeting of Stockholders  (the "Annual Meeting") that the Issuer's certificate of incorporation be amended to fully declassify the Board so that, beginning with the Annual Meeting, all directors shall be elected annually to one-year terms (the "Charter Amendment").
On January 3, 2017, MC delivered a Shareholder Nomination Letter (the "Letter") to the Issuer, notifying the Issuer of its intent to nominate Mr. Morris for election to the Board at the Annual Meeting in the event the Charter Amendment is adopted at the Annual Meeting.
On January 3, 2017, the Reporting Persons filed with the Securities and Exchange Commission a preliminary proxy statement in connection with its forthcoming solicitation of proxies seeking the election of MC's nominees to the Board at the Annual Meeting.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 5,341,993 Shares outstanding as of December 7, 2016, as disclosed in the Issuer's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 28, 2016. In calculating the ownership percentage of each person named herein, Shares which are subject to options, warrants, call agreements and other rights to purchase, exercisable within 60 days, have been treated as outstanding Shares.
As of the date hereof, MC beneficially owned 198,868 Shares, constituting approximately 3.7% of the Shares outstanding. The Shares beneficially owned by MC consist of: (i) 148,271 Shares held by MC; (ii) warrants held by MC to acquire 27,500 Shares at a price of $10.00 per Share at any time on or before July 8, 2021; and (iii) 7,699 shares of Series A Convertible Preferred Stock convertible into 23,097 Shares.
As of the date hereof, MCC beneficially owned 921,000 Shares, constituting approximately 16.3% of the Shares outstanding. The Shares beneficially owned by MCC consist of: (i) 614,000 Shares held by MCC; and (ii) warrants held by MCC to acquire 307,000 Shares at a price of $10.00 per Share at any time on or before July 8, 2021.
Each of Meson, as the investment adviser and general partner of MC and MCC, and Mr. Morris, as the Managing Member of Meson, may be deemed to beneficially own the 1,119,868 Shares owned in the aggregate by MC and MCC, constituting approximately 19.6% of the Shares outstanding.
As of the date hereof, Mr. Morris individually beneficially owned an additional 36,944 Shares, constituting less than 1% of the Shares outstanding. The Shares individually beneficially owned by Mr. Morris include 338 shares of Series A Convertible Preferred Stock convertible into 1,014 Shares and 24,330 Shares underlying stock options held directly by Mr. Morris and exercisable within 60 days.
As of the date hereof, Mr. Boches beneficially owned 7,296 Shares, constituting less than 1% of the Shares outstanding.
Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	January 5, 2017
MESON CAPITAL LP

By:	Meson Capital Partners LLC, its General Partner

By:	/s/ Ryan Morris
	Name:	Ryan Morris
	Title:	Managing Member

MESON CONSTRUCTIVE CAPITAL LP

By:	Meson Capital Partners LLC, its General Partner
By:	/s/ Ryan Morris
	Name:	Ryan Morris
	Title:	Managing Member

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan Morris
	Name:	Ryan Morris
	Title:	Managing Member

/s/ Ryan Morris
RYAN MORRIS, Individually and as attorney-in-fact for Bryan Boches